UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: 09-30-2016

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I— REGISTRANT INFORMATION

Vertical Computer Systems, Inc.

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Full Name of Registrant

Scientific Fuel Technologies, Inc.

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Former Name if Applicable

101 West Renner Road, Suite 300

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Address of Principal Executive Office (Street and Number)

Richardson, TX 75082

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City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has experienced delays in computing and quantifying required amounts and disclosures of derivative liabilities and equity valuations related to financing and stock transactions. Accordingly, the Registrant is unable to file its Form 10-Q on or before the prescribed filing date. The Registrant expects to file the Form 10-Q within five days after the prescribed filing date.

PART IV—OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Richard Wade	(972) 437-5200

(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

The Registrant expects significant increases in selling, general and administrative expenses related to stock compensation for the value of subsidiary stock issued to employees and debt holders on behalf of the Registrant and the amortization of employee restricted stock awards for the three months ended September 30, 2016, compared to the three months ended September 30, 2015. In addition, interest expense is expected to increase significantly due to debt discounts and interest recorded on debt for the three months ended September 30, 2016 compared to three months ended September 30, 2015.

Vertical Computer Systems, Inc.

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(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

November 14, 2016	By:	/s/ Richard Wade
Richard Wade,
President and Chief Executive Officer (Principal Executive Officer and Principal Accounting Officer)

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